Exhibit 21.1

SUBSIDIARIES OF ENABLE HOLDINGS, INC.

The table below sets forth all subsidiaries of Enable Holdings, Inc. and the state or other jurisdiction of incorporation or organization of each.

Subsidiary	State of Incorporation
uBid, Inc.	Delaware
Dibu Trading Corp.	Delaware
RedTag, Inc.	Delaware
RedTag Live, Inc.	Delaware
Enable Payment Systems, Inc.	Delaware
uSaas, Inc.	Delaware